UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 30, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bion Environmental Technologies, Inc.

File No. 0-19333 - CF#22886
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Bion Environmental Technologies, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 14, 2008.

Based on representations by Bion Environmental Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through November 13, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine Bancroft
Special Counsel